Exhibit 99.1

NEWS RELEASE

Fortuna to present at Mining Forum Europe 2025 in Zürich, Switzerland

Vancouver, March 26, 2025: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to announce that it will be attending Mining Forum Europe, which is being held at the Park Hyatt in Zürich, Switzerland, from March 31 to April 2, 2025.

Jorge A. Ganoza, President, Chief Executive Officer, and co-founder of Fortuna, will be presenting on Tuesday, April 1 at 2:10 p.m. Central European Time in Ballroom 3. You can view the presentation live by clicking here.

About Mining Forum Europe

Mining Forum Europe is Europe’s only independent investment event serving the mining industry and its investors. Mining Forum Europe offers an unparalleled representation of private and publicly traded precious metal equities spanning all stages of production, development, and exploration.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with four operating mines and exploration activities in Argentina, Burkina Faso, Côte d’Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project located in Senegal. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Carlos Baca

Vice President, Investor Relations

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube